Mail Stop 4-7

      January 13, 2005


Steven L. Childers
Chief Financial Officer
Consolidated Communications Illinois Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

	RE:	Consolidated Communications Illinois Holdings, Inc.
		Registration Statement on Form S-1
		Filed December 8, 2004
		File No. 333-121086

Dear Mr. Childers:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. Please provide us with copies of your artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance`s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Shorthand References, page ii
Forward-Looking Statements, page ii
Market and Industry Data, page iii
Where You Can Find More Information, page iv

4. Delete or move these sections elsewhere in your document, as the summary should immediately follow the cover page. Please refer to
Item 502 of Regulation S-K for the information that may appear on the inside front cover page.

Forward-Looking Statements, page ii

5. Please delete the list of risk factors under this heading as they are already set forth in your risk factors section.

6. What is the point of the last sentence of this section? If the Private Securities Litigation Reform Act of 1995 safe harbor does not apply to IPOs, why refer to it?

Market and Industry Data, page iii

7. As all information in this prospectus must be complete and accurate in all material respects, delete the last sentence on page
iii. To the extent that you want to include a statement that you have not independently verified certain information, place it in your business section or MD&A, as appropriate.

Prospectus Summary, page 1

8. As currently drafted, this summary section is very long.
Strong
consideration should be given to eliminating much of the detail.
In
order to make it more of a summary, focus

only on the most material terms of the offering. For example, consider the following:

* Delete or greatly reduce the italicized paragraphs in the beginning of your summary. Most of it is generic boilerplate, which only takes away from the more meaningful disclosure. In addition, much of this information relating to the company`s structure and history is not so material to an investor`s understanding of the company or offering and is more appropriate for the business section. To the extent you retain any such information, move it to the back of the summary.

* Reduce the length of The Company subsection to one or two paragraphs summarizing your business operations. This disclosure is too detailed for the summary and more appropriate for your business discussion. Further, we note that much of the disclosure in this subsection repeats portions of the Business section.

* Delete the subsections entitled Our Strengths, Business
Strategy,
Our Existing Equity Investors, and Use of Proceeds. For example, it appears you can delete the Use of Proceeds subsection, as this disclosure is included elsewhere throughout the prospectus.

* Minimize and simplify your discussions of, and references to, the history and structure of your corporation. To the extent possible, remove references to holding companies, subsidiaries, and other such terms that are not required to understand the nature of your business. Rely upon the body of the document to provide more detail.

Appropriate revisions should enable you to shorten the length of the summary section. Further, as part of your revisions, we remind you to ensure your disclosure provides a balanced picture of your operations, financial condition, and structure.

9. With a view to disclosure, tell us your basis for stating that you are the 16th largest local telephone company in the United States. Upon what standard or measure are you basing your claims? Tell us what your market share is in the areas that you serve as well as the market share of your primary competitors.

10. Disclose prominently that you have an accumulated deficit and that you have substantial indebtedness. In addition, please disclose that __ % of your total revenues come from state and federal
Universal Service Funds. Revise your Business section as appropriate.


The Company, page 1

11. In the first full paragraph on page 2, you describe how RLECs are
"typically characterized by stable operating results and consistently strong cash flows and operate in generally supportive regulatory environments." Rather than refer to RLECs generally, revise to describe your subsidiaries` operating results, cash flows and regulatory experience.

Amended and Restated Credit Facilities, page 4

12. We note that you expect to amend and restate your credit facility upon the closing of this offering. Please continue to provide updated and detailed disclosure regarding the material terms of the agreement, and file the corresponding documents promptly once the terms have been finalized.

13. We note that the consummation of the offering is conditioned upon the completion of the amendment to your credit facility. Therefore, whenever the new credit facility is mentioned in the prospectus, you should avoid using statements that suggest uncertainty. For example, the sentence "Concurrently with the closing of this offering, we expect to amend and restate our existing credit facilities" should be changed to "Concurrently with the closing of this offering, we will amend and restate our existing credit facilities." If material terms of the credit facility are changed prior to effectiveness, an amendment to the registration statement would be required.

The Offering, page 9

14. Disclose that the number of shares being offered represents
__%
of your shares outstanding.

      Risk Factors, page 11

15. Delete this section as it adds no additional information and the actual risk factors begin on page 16.

Summary Consolidated Pro Forma Financial and Other Data, page 12

16. Based on your disclosures, it appears that you use your non-GAAP measure, EBITDA, to evaluate liquidity; however, we note that you reconcile this measure to Net Income (Loss). Item 10(e)(1)(i) of Regulation S-K requires prominent presentation of, and reconciliation to, the most directly comparable GAAP financial measure. Accordingly, revise to provide a reconciliation of EBITDA to the most comparable GAAP measure of liquidity, cash flows from operating activities.


Risk Factors, page 16

17. Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

* We may not be able to refinance our senior notes ... on favorable terms or at all, page 22
* We may not be able to successfully adapt to new technologies..., page 24
* We face several risks in connection with our recent acquisition of
TXUCV, page 24
* The successful operation and growth of our business is primarily dependent on the economic conditions of our service areas, page 25
* We have risks associated with obtaining and maintaining necessary rights-of-way for our network, page 27

These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty.

18. Provide only that amount of detail necessary to understand the risk faced by investors. In this regard, the amount of detail that you provide in many of your risk factors overwhelms the risk you are trying to convey. See, for example:

* We are subject to competition that may adversely impact us, page
22
* We have risks associated with obtaining and maintaining
necessary
rights-of-way for our network, page 27
* Revenues from network access charges may be reduced or lost, page
30
* Government subsidies we receive could be reduced or lost, page
32

Move extraneous information and background to your business or MD&A sections, as appropriate. To the extent that these risk factors relate to multiple risks, consider discussing each risk separately in its own risk factor.

19. Please avoid the generic conclusion in your risk factors that a risk could have a material adverse effect on your business, financial condition and results of operations. This does not represent meaningful disclosure. Instead, please replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.


You may not receive dividends, and there are several risks relating to our paying, and the restrictions on our ability to pay, dividends, page 16

20. This risk factor appears to contain multiple risks. While all the risks relate to the reduction or elimination of dividend payments, each factor you discuss (e.g., indebtedness, cash availability, board discretion, covenants) is a discrete risk. Accordingly, you should set forth each material risk as a separate risk factor under an appropriate caption.

Before this offering, there has been no public market for our Class A common stock, page 18

21. We suggest that you delete the second and third-to-last sentences of this risk factor, as they could apply to any company and does not provide meaningful disclosure.

Future sales ... may depress the price of the shares of our Class
A
common stock, page 18

22. Quantify the percentage increase in your outstanding shares upon the completion of this offering.

Our organizational documents could limit or delay another party`s ability to acquire us, page 19

23. Please clarify the term "DGCL."

Our existing equity investors may have conflicts of interests with you or us in the future, page 19

24. Clarify whether your existing equity investors currently have any investments or other interests that may present the conflicts discussed in this risk factor and, if so, provide a description of those interests.

If you purchase shares of our Class A common stock, you will experience immediate and substantial dilution, page 20

25. Please disclose that purchasers in this offering will contribute
___ % of the total amount of your funding but will own only ___ % of the shares outstanding.

We expect that income tax liability will increase in the future, page
20

26. So that investors can more easily understand this risk factor, discuss the relationship between net operating losses and income tax liability and clarify why your use of net operating losses may be limited.

	We will require a significant amount of cash to service and repay our debt, page 21

27. Quantify the amount of cash you will need to meet your debt service and repayment obligations. Similarly revise the preceding risk factor to quantify the "substantial portion" of your cash flow from operations that you must dedicate to debt service.

We may not be able to refinance our senior notes... on favorable terms, page 22

28. Disclose the current interest rates on your senior notes.

      We face several risks associated with our acquisition strategy, page 25

29. Clarify whether or not you are currently contemplating any strategic transactions or acquisitions. If so, describe the status of any discussions, negotiations, agreements, etc., in an appropriate location in the prospectus, such as your Business section.

A system failure could cause delays or interruptions of service, page
26
30. Provide examples of recent network disruptions you have experienced and quantify the negative impact on your revenue and cash flows as a result of the disruptions, to the extent practicable.

	We are dependent on third party vendors for our information and billing systems, page 28

31. We note your dependence upon license agreements with third party vendors for the use of information and billing systems. We remind you to file the license agreements, if material, and any other material contracts as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K. Also provide a discussion of any material contracts, including disclosure of the material terms of the agreements, in your Business section.

Dividend Policy and Restrictions, page 37

32. We may have further comment after review of the missing information.

33. The section should begin with a clear statement of the dividend policy, including the judgments made with regard to paying out a substantial portion of the cash generated by your business rather than retaining it. Please revise so that the substance of the last sentence in your first paragraph is your first sentence in this section.

34. Revise to explain what you mean by "other possible uses."

35. Because the policy generally contemplates distributing cash instead of retaining it for investment or other purposes, the disclosure immediately following the complete statement of the dividend policy should explain in a clear list of bullets that:

* there is no requirement to pay the dividend;
* while the dividend policy will call for distribution of cash, that policy can be changed or revoked at any time;
* even if the policy is not changed or revoked, distributions are entirely at the discretion of the board of directors;
* distributions are restricted by covenants;
* distributions are subject to state law restrictions;
* stockholders have no contractual or other legal right to the dividends, and
* you may not have enough cash to pay dividends in the future periods, discussing the reasons why such inability to pay dividends may arise.

36. Describe any other material risks that may affect investors` ability to receive dividends. In this regard, consider discussing the factors mentioned on pages 16-17.

37. Revise the end of the first paragraph on page 37 to specify the
"other purposes" to which you will not apply your available cash given your intention to use the cash to pay dividends.

      Estimated Minimum Bank EBITDA and Cash Available to Pay
Dividends, page 37

38. We refer to the first sentence in the second paragraph on page
38
beginning with, "We believe that, in order to pay dividends on our common stock...."  Because this sentence is particularly long, it is
difficult to understand the message you are trying to convey to the investor. Please revise accordingly and clearly articulate the minimum amount of Bank EBITDA necessary to fund your dividend policy.

39. Delete the clause ". . . in the event that our board of directors determines to do so. . . "

40. Disclose whether or not you would have had to access your credit facility to pay dividends. In addition, disclose whether you expect to have to access your credit facility in the first year to pay dividends.

      Page 38

41. Change the phrase "we expect" to "that" in the second and fifth sentences in the second paragraph.


Estimated Minimum Bank EBITDA Table, page 38

42. Revise to include a footnote indicating the number of shares and the dividend per share used in the calculation of estimated cash available to pay dividends on common stock.

43. We note that you use Estimated Minimum Bank EBITDA in your calculation of estimated cash available to pay dividends on common stock. We further note that you exclude certain cash costs from EBITDA to calculate this measure. However, since this table is presented to depict the amount of cash that you believe will be available to pay cash dividends in the full year following the offering, you should use a measure that you believe is highly correlated to cash, instead of a measure specified in your debt covenants. You should then separately address and quantify the potential impact of restrictions under your debt covenant. Please revise accordingly.

44. We refer to footnote 4. Please tell us and clarify what you mean in the first sentence of this footnote by, "would have had an aggregate of $26.6 million in net operating loss carryforwards available to us, based on numerous assumptions." In your response, indicate what the material assumptions are in your determination.

45. Further, tell us and revise to clarify why you do not expect to pay any cash income taxes during the year following the closing of the offering, considering that you paid $2 million for income taxes in fiscal 2003. Tell us why you believe that it is reasonable to assume that Bank EBITDA is equivalent only to your estimated minimum
Bank EBITDA. In addition, if you anticipate that you will be required to pay cash income taxes in future years, expand your disclosure to indicate that future cash income taxes may reduce your ability to pay dividends in those periods.

46. Please tell us if you have included estimated public company expenses in your calculation of projected estimated cash available to pay dividends on common stock.

47. We refer to footnote 9. Please tell us how you have considered the $14 million estimated integration and restructuring costs in your estimated cash available to shareholder calculations.

      Page 39

48. Change the words "we expect" to "that" in the first sentence of the second paragraph.

Estimated Cash Available to Pay Dividends Table, page 39

49. We note that you have presented net loss, EBITDA and Bank EBITDA on a pro forma basis. Revise the table to begin with historical information from the financial statements of Homebase Acquisition LLC. The adjustments to arrive at pro forma acquisition information should then be separately presented in the table. Also revise the table to begin with historical cash flows from operations and reconcile to your measure of cash flow used to estimate cash available.

50. For comparative purposes, revise to include the estimated cash required to pay dividends as presented on page 38, below the amounts entitled "estimated cash available to pay dividends" for the year ended December 31, 2003 and the twelve months ended September 30, 2004 as presented on page 39.

51. We refer to footnote 3, regarding capital expenditures.  We note
that for the year ended December 31, 2003 as presented in your Consolidated Statement of Cash Flows, capital expenditures were $11.3 million. Please tell us and revise to disclose the reasons for the difference between the historical amount spent and the amount of the adjustment of $29.5 million as presented in this table. Please tell us how this contemplates capital expenditures related to the operations of TXCUV in your analysis.

52. We refer to footnote 7, regarding severance costs paid to employees associated with the TXUCV acquisition. Please tell us in detail about the severance costs paid in connection with the acquisition for all periods presented and further explain how these costs relate to the pro forma adjustment

53. We note from your indebtedness disclosures on page 131 that your amended and restated credit facilities will include specified financial covenants such as a maximum total net leverage ratio and a minimum interest coverage ratio that will restrict your ability to pay dividends. Disclose these and any other financial ratios or tests that will restrict your ability to pay dividends. Present these ratios, if any, on page 38 based on estimated cash available to pay dividends for the first year following the offering. Disclose whether you are currently in compliance with the restrictive covenants and financial ratios that you will discuss in this section.

Assumptions and Considerations, page 41

54. Revise your first bullet to explain that this is a pro forma number.

55. Revise to elaborate on what the board considered regarding the impact of your intention to pay dividends on your operations and performance.

56. Expand your disclosure regarding "potential sources of liquidity" and how this factor impacted your decision regarding the dividend policy.


Restrictions on Payment of Dividends, page 42

57. We note the provision of the indenture that permits you to pay dividends on your capital stock of up to 6% of the cash proceeds from your first public equity offering, or approximately $5 million annually. Clarify whether this provision ultimately limits the amount of dividends you may pay to $5 million annually or whether the
$5 million is in addition to the amount payable under the buildup amount provision.

Selected Historical and Other Financial Data, page 47

58. We refer to the historical results of operations presented for CCI Holdings. It appears that you have several typographical errors in the table. For example, you present net loss instead of net income for the periods presented. Additionally, the net loss per common share for the nine months ended September 30, 2003 does not tie to your income statement presented on page F-76. Please revise.

59. Please revise to include net loss applicable to common shareholders and dividends on redeemable preferred shares. Refer to
Item 301 of Regulation S-X for further guidance.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 51

	Overview, page 51

60. Please specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your reorganization from a private company to a public corporation. It is important for investors to understand your historical financial information when you were a private company and whether and the extent to which management expects the trends and results of operations to continue or change as a public company.

Results of Operations, page 55

	Revenues, page 55

61. For each of your revenue items, discuss whether you expect it to increase, decrease or stay the same.

62. In addition, discuss whether you expect these trends to continue.
Furthermore, discuss other developments that may impact your business and operations. For example, do you expect to be able to increase rates, especially given the competitive climate in your industry?

63. Quantify your revenues from each of your geographic regions and discuss your expectations of future revenue growth from these regions.

64. We note that you identify a number of factors that affected line items in your income statement. Revise your disclosure to quantify the impact of each factor.

Interest Expense, page 58

65. We note that you explain $4.2 million of the total $19.4 million increase in interest expense. Please revise to quantify and more clearly explain the components of the remaining increase from the nine months ended September 30, 2003. You should discuss the increase in long-term debt and why interest rates increased.

Critical Accounting Estimates, page 64

66. We note your discussion of critical accounting policies and estimates. We do not believe that your disclosures provide investors with an understanding of those estimates and assumptions that are both important to the portrayal of your financial condition and results of operations and require your most difficult, subjective or complex judgments.

Carefully analyze those estimates and assumptions most important to you and revise to clearly indicate why you believe the accounting policies that you have identified in this section are most critical to your company. These disclosures should supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements.

For example, your revenue recognition and allowance for uncollectible account policies appear similar to the accounting policies provided in the footnotes to your financial statements. If you have determined that the estimates and assumptions used to account for revenue and allowances for uncollectible accounts are critical, you should specifically discuss the nature of the estimates and assumptions that are material due to the necessary levels of subjectivity and judgment. Further, you should discuss why the impact of these estimates and assumptions are material to your financial condition or operating performance.

For additional guidance, please refer the Commission`s
Interpretive
Release on Management`s Discussion and Analysis of Financial
Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

67. Further, critical accounting estimates and assumptions are based on matters that are highly uncertain. For this reason, you are required to: 1) analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance; and 2) provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information to investors. We believe that enhanced qualitative disclosure and sensitivity analysis would provide your investors with material information regarding your results of operations and statement of position.

For example, referring to goodwill, you should consider if a discussion indicating the difference between the carrying value and fair value of your reporting units is material to an investor. You should contemplate how sensitive the estimates, including long-term revenue and cash flow projections, discount rate and terminal values, are to change and if quantitative disclosure depicting other outcomes that are reasonably likely to occur would be useful to your investors.

Revise to include sensitivity analysis and other quantitative information that is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how they arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

For additional guidance, refer the Commission`s Interpretive
Release
on Management`s Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at:
http://www.sec.gov/rules/interp/33-8350.htm.

68. We refer to your  discussion of "Goodwill and Intangible
Assets"
on page 65. It appears that you intend to discuss only goodwill that is tested for impairment in accordance with SFAS No. 142.
Accordingly, revise to delete your reference to Intangible Assets in the heading to this critical accounting policy.

Liquidity and Capital Resources, page 66

69. We refer to your discussion of operating, investing and financing activities. As presented, your disclosure does not provide a clear understanding of the historical changes in your cash flows, nor does it provide a clear picture of your ability to generate cash and meet existing and known or reasonably likely short- and long-term cash requirements.

Your discussion and analysis of cash flows should not be limited by the manner of presentation in the statement of cash flows. When preparing the discussion and analysis of operating, investing and financing cash flows, address material changes in the underlying drivers rather than merely describing items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows. For example, your discussion of operating cash flows for the nine months ended September 30, 2003 and 2004 provides no information regarding the sources and uses of cash other than the fact that the results include changes resulting from your acquisition of TXUCV. Your disclosure does not need be lengthy or overly detailed to provide an investor with a balanced, meaningful understanding of your liquidity.

Revise your discussion and analysis of liquidity to focus on material changes in operating, investing and financing cash flows, as depicted in the statement of cash flows, and the reasons underlying those changes to provide your investor with a clear, cohesive view of your liquidity and capital resource needs as seen through the eyes of management.

Refer to Item 303 of Regulation S-K as well as the Commission`s
Interpretive Release on Management`s Discussion and Analysis of
Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

70. In addition, describe known trends, demands, events or uncertainties that are reasonably likely to have material effects in the future. Identify any items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows.

71. Describe and quantify the impact of the IPO on your liquidity and results of operations, as well as the costs associated with being a public company.

72. Discuss how your payment of quarterly dividends will affect your liquidity.

Debt and Capital Leases, page 67

73. Consider including a table that lists your multiple credit facilities both prior to and after the offering. Also include the applicable interest rate and maturity date.

	Capital Requirements, page 69

74. Quantify the anticipated costs and expenses associated with SEC reporting and compliance. We note that you have provided a risk factor in this regard.

Table of Contractual Obligations & Commitments, page 71

75. It does not appear that you have included the principal payments on your long-term debt. Please revise to include.

Business, page 85

76. Please avoid using industry acronyms in your disclosure, For example, replace RLEC, ILEC and CLEC with easily understood terms.


Our Strengths, page 85

77. Currently, you discuss your strengths, strategy, and history prior to discussing your actual business operations. So that readers have the appropriate context and background in assessing your industry, strengths and strategy, we strongly encourage you to move these subsections so that they at least follow the discussion of your operations.

78. We note your disclosure throughout the document regarding "telephone access lines," Please discuss what access lines are, how you acquire them, and the significance of the data regarding access lines to your business and results of operations. For example, how does the number of access lines impact the number of customers or revenue generating opportunities?

Industry Overview and Competition, page 103

79. To the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.

Legal Proceedings, page 103

80. Disclose the relief sought in the lawsuit filed by Michael
Hinds.
In addition, please clarify whether you are also a defendant in this lawsuit.

Summary Compensation Table, page 119

81. We note the automobile lease payments disclosed in the table.
Please confirm that these amounts were paid for automobile lease expenses incurred during 2003 (as opposed to the entire value of the leases).

Principal and Selling Stockholders, page 123

82. Please disclose the individuals who have voting and investment control over the shares held by Central Illinois Telephone, Providence Equity, and Spectrum Equity.

83. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.

Certain Relationships and Related Party Transactions, page 126
84. For each related party, please discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties.

85. Identify the executive officers, directors or affiliated parties who are receiving consideration in connection with the reorganization or the offering, including any transaction compensation or bonuses.
Disclose the amounts of consideration these persons are receiving and how the amounts were determined. We encourage you to use tables to show the individuals and amounts. As part of your revisions, explain how the terms of the reorganization were determined, including the type and amount of common stock to be issued to your existing equity investors.

Description of Indebtedness, page 129

86. It appears that much of the disclosure in this section was taken directly from the underlying documents. In particular, we note the disclosure on pages 131-4. Please rewrite this disclosure so that it is clear, concise, and understandable. In revising this section, focus on the effects of the provisions on investors.

Underwriting, page 149

87. We note from your disclosure on page 150 that you intend to reserve shares for sale to your directors, officers, employees and related persons. Please supplementally describe the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the issuer and underwriter notified or will notify the directed share investors, including the types of communications used.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives any communications or funds. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications sent or that you intend to send to prospective purchasers about the directed share program.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

88. Briefly describe any electronic distribution of the filing and identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and supplementally describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular, please address:

* the communications used;
* the availability of the preliminary prospectus;
* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and
* the funding of an account and payment of the purchase price.

To the extent that the SEC Division of Corporation Finance has already reviewed these procedures, please confirm this and tell us whether you have changed or revised your procedures subsequent to our clearance.

Further, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Finally, tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If so, tell us when. If not, tell us whether they intend to do so. In this regard, please note that we would consider this posting a circulation of the preliminary prospectus.

      We may have further comment.

89. Please furnish to us supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD informing us that they have no additional concerns.

90. State that the selling stockholders may be deemed to be underwriters or advise us why you believe such a statement is unnecessary.

91. Disclose how many shares are subject to the lock-up. Indicate any current intention to release the shares subject to the lock-up, and disclose what factors will be used in any determination to release those shares.

92. Discuss any conflict of interest that may be presented by Credit
Suisse`s affiliate acting as lender and agent under your amended and restated credit facilities and receiving a portion of the prepayment of the loan, or advise us why you believe there is none.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
P-1

93. We note from your disclosure on page P-2, that the purchase price allocation for the TXCUV acquisition is preliminary. Accordingly, please revise to identify significant liabilities, tangible and intangible assets likely to be recognized and disclose uncertainties regarding the effects of amortization periods assigned to the assets acquired.

94. Revise your pro forma Statement of Operations for the year ended
December 31, 2003 to include the net earnings (loss) per common share and the number of shares used to compute earnings per share.

Note 1. Selling, General and Administrative Expenses, page P-9

95. We refer to the amounts in acquisition adjustment (1) labeled "Effect of acquisition related headcount reductions" in your pro forma consolidated income statement. Please tell us what these amounts represent and why you believe these costs meet the criteria in Article 11 of Regulation S-X. Further, please tell us how this adjustment relates to the severance expense adjustment to estimated cash available to pay dividends presented on page 39. If you determine that this is not an appropriate pro forma adjustment, revise to delete it accordingly.

Note 3. Interest Expense, page P-9

96. Disclose in note 3 that you issued $200 million of 9 3/4%
Senior
Notes due 2012 connection for the acquisition of TXUCV. Also disclose the interest rates and the principal balances of all outstanding debt used to calculate the adjustment to interest expense.

Note 5.  Selling, General and Administrative expenses, page P-10

97. Disclose the nature of the professional services provided under the agreements with Mr. Lumpkin, Providence Equity and Spectrum
Equity. Also disclose who will perform these services after the offering.

Note 6.  Interest Expense, page P-10

98. We refer to pro forma acquisition adjustment relating to interest expense associated with your Term C loan. Please tell us your basis for utilizing a rate of 4.475% to calculate pro forma interest expense in this presentation and a weighted average interest rate of
5.2% in the computation employed to estimate cash available to pay dividends on page 39.

Homebase Acquisition, LLC Financial Statements for the Year Ended
December 31, 2003, page F-2

Consolidated Statement of Income, page F-5

99. It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from "cost of operations." Make similar revisions to the information presented in Selected Financial Data at page 47.

100. Separately present revenues from products and services and the related costs and expenses on the face of the income statement, as required by Rule 5-03(b) 1 of Regulation S-X. Please revise or advise.

Goodwill and Other Intangible Assets, page F-10

101. Expand the accounting policy disclosure for goodwill and intangible assets with indefinite lives to describe how the annual impairment test is performed.

Revenue Recognition, page F-10

102. We note, that with the acquisition of your Texas telephone operations, you derive revenue form the sale of directory advertising and the publication of telephone directories. Please tell us in detail and revise to disclose how you account for revenue generated by these services.

103. Please tell us if you offer products or services that fall within the scope of EITF 00-21, and if so, how you have considered these provisions for all products and services that you offer to customers. If you have multiple element arrangements, revise to disclose this policy and discuss the methods used to determine the individual components and the methods used to value them.

Note 3. Acquisition, page F-12

104. We refer to the amount of Other Intangible Assets acquired, as shown in the allocation of the purchase price table. Revise to separately indicate the amount of the purchase price allocated to intangible assets subject to amortization and intangible assets not subject to amortization.

105. Disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of
SFAS 141.

Note 5.  Goodwill and Other Intangible Assets, page F-13

106. Addressing paragraphs 30 and 31 of SFAS 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2003 and tell us what those reporting units are. Further tell us how you will determine your reporting units in fiscal 2004, contemplating your recent acquisition of TXU Communications Ventures Company.

107. Tell us and disclose the nature of your tradenames and the basis for your determination that they have indefinite lives. Also describe for us and discuss in your critical accounting policies the methodology and significant assumptions you use in determining the fair value of these assets when performing the annual impairment test.

108. Tell us and revise to disclose the nature of your customer lists and the basis for your determination of their estimated useful lives of ten years.

Note 13 - Restricted Share Plan, pages F-20 and F-85

109. We are deferring any evaluation of your accounting for stock issued under the Restricted Share Plan until the estimated offering price is specified in the document. In order to help us evaluate your estimate of fair value of common stock on the dates you granted shares, please provide a schedule of all shares granted during
2003
and through the date of your response.   Include the grant date,
grantee, vesting terms, and estimated fair value at each grant date and the amounts recorded as deferred compensation. Describe for us in detail the valuation methodology and significant assumptions that you used in estimating the fair value of common stock. Also discuss any objective evidence that supports the estimated fair value at each grant date, such as cash transactions with third parties.

110. Disclose the amount of stock compensation recorded in the income statement, as required by paragraph 47 of FAS 123.

Note 14 Environmental Remediation Liability, page F-20

111. Describe for us the nature and extent of your exposure to future environmental remediation costs. If your potential exposure is material, provide the disclosures described in paragraph 10 of SFAS
5, SOP 96-1 and SAB Topic 5:Y in the financial statements and MDA.


Note 17 Business Segments, page F-20

112. We note that your reportable segments include a number of services and products. Describe for us your operating segments and explain how you applied the guidance in paragraph 10 of SFAS 131. If you have aggregated operating segments, disclose this in Note 17 and provide us with your analysis of the aggregation criteria in paragraph 17.

113. Disclose revenues for each type of product or service, as required by paragraph 38 of FAS 131, or explain why this disclosure is not applicable.

Illinois Consolidated Telephone Company and Related Businesses
Financial Statements, page F-24

114. Revise the financial statements of Illinois Consolidated
Telephone Company and Related Businesses to comply with the comments above on Homebase Acquisition, where applicable.

Note 2 Basis of preparation, page F-28

115. You disclose that "the accompanying combined financial statements are not intended to be a complete representation of the assets, liabilities or the results of operation of the Business on a stand-alone basis." The financial statements should include all costs of doing business. Please identify the items that are not reflected in the financial statements and tell us why your presentation is appropriate. Refer to the guidance in SAB Topic 1B.

Note 4 Affiliated Transactions, page F-33

116. Describe the methods you use to allocate corporate communications, human resources, treasury and other general expenses incurred by McLeodUSA. Disclose whether management believes these methods are reasonable. Also, disclose, if practicable, management`s estimate of the amounts that would have been incurred on a stand alone basis.

117. Provide the disclosures described in Question 4 of SAB Topic
1B
for the activity reflected in the line item "net settlement with parent" shown in the Statements of Changes in Parent Company
Investment at page F-26.

TXU Communications Ventures Company Financial Statements, page F-
47

Consolidated Statements of Operations and Comprehensive Income
(Loss), page F-49

118. It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB Topic 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from "cost of operations." Make similar revisions to the information presented in Selected Financial Data at page 47.

Note A.  Summary of Significant Accounting Policies, page F-52

Revenue Recognition, page F-56

119. We note that you derive revenue form the sale of directory advertising and the publication of telephone directories. Please tell us in detail and revise to disclose how you account for revenue generated by these services.

Note K.  Commitments and contingencies, page F-68

120. We note that you assess the materiality of your exposure to various claims and lawsuits after considering whether insurance will cover these claims. You should assess and measure your possible liability independently from any potential recovery from insurance carriers. Please revise or advise.

Homebase Acquisition LLC Condensed Consolidated Financial
Statements,
page F-74

Condensed Consolidated Balance Sheet, page F-75

121. Revise to present all intangible assets as a separate line item and separate from other assets in the balance sheet. Refer to paragraph 42 of SFAS No. 142.

Note 4.  Acquisition, page F-80

122. Disclose the total amount assigned to each major intangible asset class subject to amortization and the weighted-average amortization period, in total and by major intangible asset class. Refer to paragraph 44(a) of SFAS No. 141.

123. Disclose the total amount assigned to each major intangible asset class not subject to amortization. Refer to paragraph 44(b) of
SFAS No. 141.

124. Tell us how you determined the fair value of the acquired customer lists and software and how you determined their estimated useful lives in accordance with paragraph 11 of SFAS No. 142.

125. Disclose the factors that contributed to the purchase price that resulted in the recognition of goodwill. Refer to paragraph 51b of
SFAS 141.

Note 6.  Goodwill and Other Intangible Assets, page F-81

126. Include a roll-forward of goodwill for each reportable segment and other disclosures required by paragraph 45(c) of SFAS No. 142.

Note 11.  Redeemable Preferred Shares

127. Please tell us how you considered the provisions of SFAS No.
150
whether to classify your redeemable preferred shares as a liability or temporary equity for each period presented in the filing.

*  *  *  *

      Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Christine Bashaw, Staff Accountant, at (202) 824-5422 or Terry French, Accountant Branch Chief, at (202) 942-
1990
if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Englard, Staff
Attorney,
at (202) 942-2832 or me at (202) 942-1990 with any other
questions.

							Sincerely,


							Michele M. Anderson
							Legal Branch Chief

cc:	Alexander A. Gendzier, Esq.
	Fax:  212-556-2222
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Steven L. Childers
Consolidated Communications Illinois Holdings, Inc.
January 13, 2005
Page 24